Filed by LAMF Global Ventures Corp. I

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: LAMF Global Ventures Corp. I

SEC File No.: 001-41053

Date: August 21, 2023

On August 18, 2023, 10X Capital, a member of LAMF SPAC Holdings I LLC, the sponsor of LAMF Global Ventures Corp. I, through its LinkedIn account, shared the following post.

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Additional Information and Where to Find It

In connection with the proposed business combination, LAMF Global Ventures Corp. I (“LAMF”), Nuvo Group Ltd. (“Nuvo”), and Holdco Nuvo Group D.G. Ltd., a limited liability company organized under the laws of the State of Israel (“Holdco”) will prepare, and Holdco will file with the U.S. Securities and Exchange Commission (the “SEC”), a registration statement on Form F-4 that will include a document that will serve as both a prospectus of Holdco and a proxy statement of LAMF (the “Registration Statement”). LAMF, Nuvo and Holdco will prepare and file the Registration Statement with the SEC and LAMF will mail the Registration Statement to its shareholders and file other documents regarding the business combination with the SEC. This Form 8-K is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents LAMF or Holdco may file with the SEC in connection with the business combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENT, AND OTHER DOCUMENTS FILED BY LAMF OR HOLDCO WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Registration Statement and other documents filed with the SEC by LAMF or Holdco through the website maintained by the SEC at www.sec.gov.

No Offer or Solicitation

This Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities of LAMF or Holdco, a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

LAMF, Nuvo and Holdco, and certain of their respective directors, executive officers and employees, may be deemed to be participants in the solicitation of proxies in connection with the business combination. Information about the directors and executive officers of LAMF can be found in LAMF’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 31, 2023. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the business combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and other relevant materials when they are filed with the SEC. These documents can be obtained free of charge from the source indicated above.

Forward-Looking Statements

Certain statements contained in this Form 8-K may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements regarding the business combination involving LAMF, Nuvo and Holdco, and the ability to consummate the business combination. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely”, “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the business combination are not satisfied, including the failure to timely or at all obtain shareholder approval for the business combination or the failure to timely or at all obtain any required regulatory clearances; (ii) uncertainties as to the timing of the consummation of the business combination and the ability of each of LAMF, Nuvo and Holdco to consummate the business combination; (iii) the possibility that other anticipated benefits of the business combination will not be realized, and the anticipated tax treatment of the business combination; (iv) the occurrence of any event that could give rise to termination of the business combination; (v) the risk that shareholder litigation in connection with the business combination or other settlements or investigations may affect the timing or occurrence of the business combination or result in significant costs of defense, indemnification and liability; (vi) changes in general economic and/or industry specific conditions; (vii) possible disruptions from the business combination that could harm Nuvo’s business; (viii) the ability of Nuvo to retain, attract and hire key personnel; (ix) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the Business combination; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the business combination that could affect Nuvo’s financial performance; (xi) legislative, regulatory and economic developments; (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; (xiii) the inability to obtain or maintain the listing of Holdco’s ordinary shares on Nasdaq following the business combination; and (xiv) other risk factors as detailed from time to time in LAMF’s reports filed with the SEC, including LAMF’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exhaustive. Neither LAMF nor Nuvo can give any assurance that the conditions to the business combination will be satisfied. Except as required by applicable law, neither LAMF nor Nuvo undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This Current Report is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom, and otherwise in accordance with applicable law.

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